Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

November 30, 2022

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on November 30, 2022, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On November 30, 2022, the Company announced that its Board of Directors (the “Board”), in consultation with its financial and legal advisors, had determined that it was in the best interest of the Company and its stakeholders to undertake a review and evaluation of strategic alternatives that may be available to the Company to unlock shareholder value.

As part of the process, the Board would consider a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the Company’s assets, strategic investment or other significant transaction. The Company had engaged Raymond James as financial advisor to advise the Company in connection with this broad and comprehensive review and analysis of strategic alternatives.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

March 6, 2023

SCHEDULE “A”

See attached news release.

Titan Medical Announces Commencement of Strategic Review Process

TORONTO, Nov. 30, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD) (“Titan” or the “Company”), a medical technology company focused on single access robotic-assisted surgery (RAS), today announced that its Board of Directors (or the “Board”), in consultation with its financial and legal advisors, has determined that it is in the best interest of the Company and its stakeholders to undertake a review and evaluation of strategic alternatives that may be available to the Company to unlock shareholder value. As part of the process, the Board will consider a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the company’s assets, strategic investment or other significant transaction.

As part of the strategic review process, the Company has engaged Raymond James as financial advisor to advise the Company in connection with this broad and comprehensive review and analysis of strategic alternatives.

Cary G. Vance, Titan’s President and CEO, commented, “Our management team is completely aligned with the Board's decision to explore options to maximize shareholder value. We believe it is prudent to undertake a review of our strategic options to determine the best path forward to realize the value of our innovations in single-access robotic-assisted technologies to maximize shareholder value. Our Board and management team remain committed to our strategy of providing patients, surgeons and hospitals with an innovative improved surgical experience."

The Company has not set a timetable for completion of the process and does not intend to provide any updates on developments unless and until the Company executes a definitive agreement with respect thereto, or the Board otherwise determines that an update is appropriate or required.

While the Company intends to evaluate all options fairly to maximize shareholder value, there can be no assurance that the strategic review process will result in any transaction, or if a transaction is undertaken, as to its terms or timing.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ single-access RAS system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand. The Enos system includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. Titan intends to initially pursue gynaecological surgical indications with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s strategic review process and the potential outcome thereof; the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; the Enos platform being designed to promote faster recovery, shorter hospital stays, lower risk of infection, fewer scars and less post-operative pain; Titan’s mission of improving outcomes for patients, hospitals and surgeons; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations during its strategic review process and other factors listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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